ARC (YC ALUMNI)

Build amazing careers from anywhere 🌏 Remote career platform for developers

PITCH VIDEO   INVESTOR PANEL



Weiting Liu
Founder & CEO of Arc

arc.dev   Palo Alto CA

Software   Technology   Techstars   Engineering   Education

arc.dev   Palo Alto CA

Software   Technology   Techstars   Engineering   Education

Highlights

1. $3M raised from Techstars, 500 Startups, Fabrice Grinda (Forbes #1 angel investor)
2. $3.8M revenue run rate, with new remote recruiting business growing at 470% YOY
3. Profitable, 47-person global team remotely distributed in 4 continents
4. 900,000+ developers already in our network
5. Grew from Codementor, matched 110,000+ pairs of developers from 205 countries, and 200,000+ sessions

200,000+ sessions

Our Team



Weiting Liu Founder & CEO

Two-time Y Combinator & Techstars alumnus. Stanford.



Gage Tseng COO

 **Christine Orchard** Head of Marketing

 **Mike Fossi** Vice President of Sales

 **Chien Tung Ho** Head of Growth

 **Young Kim** Head of Design

 **Yu-tang Cheng** Product Lead, Arc

 **Yang-Hsing Lin** Director Of Engineering

 **Joyce Lee** Product Lead, Codementor

 **Jennifer Fu** Digital Marketing & Operations

 **Joanne Guo** Product Manager, Arc

 **Sole Garay** Talent Recruiter

 **Ting Chang** Front-End Developer

Pitch

We believe you deserve an extraordinary career no matter where you live.

Remote work means more equal access to opportunities for people all over the

world. Where you live no longer determines the organization you work for, who you work with, how much you earn, and your quality of life.


everywhere
The best developers are ~~in Silicon Valley~~
hims
Spotify
Chegg
FIVESTARS
HubSpot
FACTMATA

We're now entering the work-from-anywhere era.

Remote work is the future, opening the door to a world of opportunities. Last year saw the rapid growth in remote working, with companies like Twitter, Dropbox, and more adopting location-independent work for the long run.


Remote working is the future...
10x
increase in remote working
2018
2019
2020 (COVID-19)
Source: Gallup

Yet actually getting hired for a remote job is HARD. The world was built for location-based work.

Although this grand possibility exists, finding permanent remote work isn't easy.

The remote job search is complicated and tedious. Competition is fierce, with each open role receiving thousands of applicants. And it's hard to get noticed with unfamiliar names of companies and schools on your resume.


Does this job require US citizenship?
Which platform should I use?
Hire?
Is there a timezone restriction?

At Arc, we're making it easier to find remote work.

We are a remote career platform that connects great developers with hiring companies. And we're committed to building the most frictionless remote job search and career-building experience.

In mid-2021, we're launching Arc 2.0 as a community-driven remote career platform.

We help developers find remote work more easily by:

- Connecting them with remote jobs all in one place
- Verifying their technical skills to get hired more quickly
- Providing community support to help along the way

The Arc platform features a powerful new developer job search experience that aggregates 13,000+ remote hiring companies around the web and recommends the ones that you're most likely to receive offers from. This saves developers time by identifying opportunities actually relevant to them.


Arc crawls the web to find every remote job
Don't waste time searching a dozen different websites — the best jobs are all here and waiting for you.
New Job
Senior React Developer
Full-time PHP MySQL React
New Job
Senior Front End Developer
Full-time PHP MySQL React
New Job
Senior React Developer


A personalized list of jobs you can actually land
Cut through the noise for your most efficient job search ever.
Your profile + our AI = only high potential jobs delivered to you.
Sérgio M.
Senior Android Engineer
Portugal
NodeJS Javascript React
Senior Android Developer
Full-time NodeJS Javascript
Senior React Developer
Full-time NodeJS React


Get fast-track access to final interviews
Fast
Personalized job
Fast apply to remote jobs
Straight to interviews
Support
Management support
Events & information
Remote work community
Get Verified
Arc Verified
Apply job
Final interview


Remote but not
Arc Community


community support
Get tips from other remote developers, learn application and interviewing best practices, and attend live events. We've got your back.
Anyone with the same problem ⁉
Let me share my experience ...

We are also committed to helping developers everywhere build their careers by helping them grow their network and learn from each other's experiences. The Arc community is a space to connect and get advice and support during your job hunt from those who've been there and can share their stories.

Real lives have already been changed through Arc.

We've just begun to see the potential of what happens when you can land an awesome job outside of your local area. Developers are no longer forced to leave their family and friends behind and relocate to expensive tech hubs just in pursuit of their careers.


Global developers who've landed great remote jobs through Arc
George Véras Valentim
Senior Engineer, based in Brazil
Joining Arc was the best decision I've made for my career. I was able to find the full-stack remote position that I always dreamed of in a company with a wonderful culture. I'd definitely say that I've landed in my dream job and Arc was the key part of it.
Sophie Carreras
Using Arc, I found a remote job in days.
Yenting Chen
Assistant Software Manager, based in Taiwan
Oscar Flores
Senior Engineer, based in Honduras

Our background – Arc grew out of the world's largest online developer mentoring platform, Codementor.

Launched in 2014, Codementor now has 900,000+ developer members and 26,000+ vetted mentors. As the world's largest platform of its kind, Codementor has connected over 110,000+ pairs of developers from 205 countries for mentorship sessions to date.


Why people love Codementor
"... officially cracked my top 5 favorite products."
Sam Parr
CEO of The Hustle
"OMG that is a magical experience."
John Doherty
Founder and CEO of Credo
"The best you can get for technical mentoring."
Suresh
Software Engineer at Apple
"First time I've ever experienced the potential of the Internet to transform learning."
Tomasz Tunguz
VC at Redpoint Ventures

In 2019, we launched Arc to connect developers with great remote opportunities.

Since we had such a strong community of developers with Codementor, moving

into the jobs space was a natural fit. So Arc was born: a platform for developers to grow their remote careers. Arc's official launch in September 2019 was featured in TechCrunch, and steady growth followed.


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More
The team behind Codementor launches Arc to help companies hire talented developers around the world
Catherine Shu @catherineshu / 12:00 AM GMT+8 • September 18, 2019
Comment

As a team, we've grown into a globally distributed network of 47 people from 11 countries.

We hire from all corners of the world, bringing on those who share our vision and are passionate to build the future of work together. We believe diversity and reach are key to help us truly understand global needs and experiences.


A globally distributed team of 47 members

In 18 months, we've become a profitable company with $3.8M per year net revenue run rate, with our new remote recruiting business growing by 470% in 2020.

Our marketplace business model has three main revenue streams:

- **Codementor:** We charge mentors a platform fee of 13%-22%
- **Arc Contract:** We charge companies a fee of 25%-30% on top of what developers make. We don't charge developers any fees.
- **Arc Recruiting**: We charge companies a placement fee of 15%-20% of the developer's annual salary

Net revenue (the amount we earn after paying developers) reached $940K+ in Q1 2021. We have been profitable since March 2020.


$1,000,000



$750,000
$500,000
$250,000
$0
2017 Q1
2017 Q3
2018 Q1
2018 Q3
2019 Q1
2019 Q3
2020 Q1
2020 Q3
2021 Q1

We've raised $3M+ from world-class investors to date.

Our investors include Techstars, 500 Startups, WI Harper, FG Angel, Brad Flora (Y Combinator group partner), Fabrice Grinda (The world's #1 angel investor by Forbes), Hung-Tze Jan (Chairman of PCHome), Tim Jackson, Rich Chen (Google), Rolf Maties (Earlybird Ventures), and other industry leaders who are passionate about the future of work space.















techstars
500 startups
WI Harper
Brad Feld
Foundry Group
David Cohen
Techstars Ventures
Fabrice Grinda
Forbes #1 Angel
Brad Flora
Y Combinator

Join us in helping democratize access to great opportunities globally through remote work.

Invest in remote work. Invest in Arc.

🔗 **Link to recorded Clubhouse pitch night on Startup Club**